

Mail Stop 7010

September 28, 2007

Via U.S. mail and facsimile

Mr. Michael J. Gordon
Chief Financial Officer
Blastgard International, Inc.
12900 Automobile Blvd., Suite D
Clearwater, FL 33762

> **Re: Blastgard International, Inc.**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed September 7, 2007**
> **File No. 333-137858**

Dear Mr. Gordon:

We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page of Registration Statement

1. Please "check" the Rule 415 box, as you are registering an offering on a delayed or continuous basis pursuant to Rule 415 of Regulation C.

2. With respect to prior registration statement 333-135815, we note you are filing the post-effective amendment with respect to 1,302,000 outstanding shares, of which 1,277,000 shares were issued upon the conversion of debentures. We also note you are filing the post-effective amendment with respect to 2,000,000 shares underlying debentures. These share amounts do not reconcile with the amounts previously registered on registration statement 333-135815. In this regard, we note that you only registered 2,329,336 shares underlying debentures and 100,000 outstanding shares. Please advise or revise.

Table of Contents

3. Please update the table of contents to reflect the correct page numbers.

Selling Security Holders, page 64

4. With respect to the following selling security holders, please advise us as to the number of shares offered from each of the prior registration statements:

  - Alpha Capital Aktiengesellschaft;

  - Genesis Microcap;

  - Steven Gold;

  - Asher Brand; and

  - TRW Holdings PTY Limited.

5. We note that Pension Financial Services Canada Inc. is not identified in the selling security holder table in either of the prior registration statements. Please advise or revise.

Legal Matters, page 70

6. Please disclose the information required by Item 509 of Regulation S-B regarding the shares offered by legal counsel.

Exhibit 5.1

7. We note that the registration statement covers outstanding shares of common stock and the opinion indicates that these shares will be duly authorized, legally issued, fully-paid, and non-assessable. Please be advised that the legal opinion must opine that these shares are duly authorized, legally issued, fully-paid, and non-assessable. Please have counsel revise its opinion accordingly.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551-3767 with any questions.

Sincerely,

Jennifer Hardy
Legal Branch Chief

cc: Mr. Steven Morse, Esq.
       Morse & Morse PLLC
       1400 Old Country Road, Suite 302
       Westbury, NY 11590